September 4, 2018

Keith Jensen
Chief Financial Officer
FORTINET INC
899 Kifer Road
Sunnyvale, California 94086

       Re: FORTINET INC
           Form 10-Q
           Filed May 8, 2018
           File No. 001-34511

Dear Mr. Jensen:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services